Exhibit 99.1

Sapiens Reports Fourth Quarter and Full Year 2021 Financial Results

February 23, 2022 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced its financial results for the fourth quarter and full year ended December 31, 2021.

Summary Results for Fourth Quarter 2021 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q4 2021	Q4 2020	% Change	Q4 2021	Q4 2020	% Change
Revenue	$119.2	$101.7	17.3%	$119.9	$102.9	16.4%
Gross Profit	$48.7	$41.4	17.6%	$53.9	$47.0	14.6%
Gross Margin	40.8%	40.7%	10 bps	45.0%	45.7%	(70) bps
Operating Income	$15.7	$10.2	53.9%	$21.6	$18.7	15.7%
Operating Margin	13.2%	10.1%	310 bps	18.0%	18.1%	(10) bps
Net Income (*)	$13.7	$8.3	64.3%	$17.7	$14.5	22.3%
Diluted EPS	$0.25	$0.15	66.7%	$0.32	$0.27	18.5%

Summary Results for Full Year 2021 (USD in millions, except per share data)

	GAAP			Non-GAAP
	2021	2020	% Change	2021	2020	% Change
Revenue	$461.0	$382.9	20.4%	$463.6	$384.5	20.6%
Gross Profit	$187.8	$156.0	20.4%	$208.3	$172.9	20.4%
Gross Margin	40.7%	40.7%	-	44.9%	45.0%	(10) bps
Operating Income	$57.5	$45.0	27.7%	$81.4	$67.9	19.8%
Operating Margin	12.5%	11.8%	70 bps	17.6%	17.7%	(10) bps
Net Income (*)	$47.2	$33.8	39.7%	$65.5	$52.0	26.1%
Diluted EPS	$0.85	$0.65	30.8%	$1.18	$1.00	18.0%

(*)	Attributable to Sapiens’ shareholders

“Sapiens finished the year strong, with fourth quarter non-GAAP revenue growing 16.4% to $119.9 million and non-GAAP operating profit margin of 18.0%, reflecting our ability to maintain profitability despite the cost increases that our industry and many sectors are facing,” stated Roni Al-Dor, President and CEO of Sapiens. “Europe was the leading growth region for Sapiens in 2021 with revenue growth organically and with M&A of 38.5% year-over-year. We signed multiple new logos across various segments and experienced a substantial increase in average European deal size. In North America region we delivered mixed results in ’21, Life, DECISION, and Reinsurance continued growing steadily, building a solid pipeline for ’22. We are pursuing new opportunities and developing a growing pipeline positioning Sapiens to deliver improved total growth in North America by the second half of ‘22.”

“Today, the majority of our new wins are delivered on the cloud,” continued Mr. Al-Dor. “We have recently announced a new Chief Technology and Information Officer, Ilan Buganim, who brings vast technology experience from his numerous leadership positions. Ilan will lead our cloud journey and is responsible for developing a coherent view across all of our product offering. Sapiens’ emphasis on product innovation continues to earn industry analysts’ awards and recognition from the market.”

“We are introducing 2022 guidance for non-GAAP revenue in a range of $495 million to $500 million, and non-GAAP operating margin in a range of 17.0% to 17.3%,” which on constant currency base represent organic growth of 9.1% and profitability level of 18.2% at the mid- point range of our guidance concluded Mr. Al-Dor.

Quarterly Results Conference Call

Management will host a conference call and webcast today, February 23, 2022 at 9:30 am. Eastern Time (4:30 pm. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-642-5032; International: +972-3-918-0609; UK: 0-800-917-5108 The live webcast of the call can be viewed on Sapiens’ website at: https://www.sapiens.com/investor-relations/ir-events-presentations. A replay of the call will be available one business day following the completion of the event, at the same link for 90 days.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted for valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalized of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business. The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back cash payments made for former acquisitions in respect of future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative and agile. Backed by more than 35 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management.  For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact Shay Assaraf Chief Marketing Officer, Sapiens Shay.assaraf@sapiens.com	Investors Contact Brett Maas Managing Partner, Hayden IR +1 646-536-7331 Brett.Maas@HaydenIR.com Kimberly Rogers Managing Director, Hayden IR +1 541-904-5075 kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	119,225	101,661	461,035	382,903
Cost of revenue	70,561	60,288	273,191	226,929

Gross profit	48,664	41,373	187,844	155,974

Operating expenses:
Research and development, net	13,891	11,129	54,013	41,358
Selling, marketing, general and administrative	19,041	20,019	76,343	69,613
Total operating expenses	32,932	31,148	130,356	110,971

Operating income	15,732	10,225	57,488	45,003

Financial and other expenses (income), net	(311)	1,212	202	3,805
Taxes on income	2,404	611	9,964	7,041

Net income	13,639	8,402	47,322	34,157

Attributable to non-controlling interest	(26)	83	151	382

Net income attributable to Sapiens’ shareholders	13,665	8,319	47,171	33,775

Basic earnings per share	0.25	0.16	0.86	0.67

Diluted earnings per share	0.25	0.15	0.85	0.65

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	54,902	53,715	54,785	51,208

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	55,626	54,541	55,561	52,159

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP revenue	119,225	101,661	461,035	382,903
Valuation adjustment on acquired deferred revenue	629	1,275	2,519	1,598
Non-GAAP revenue	119,854	102,936	463,554	384,501

GAAP gross profit	48,664	41,373	187,844	155,974
Revenue adjustment	629	1,275	2,519	1,598
Amortization of capitalized software	2,084	1,931	7,679	6,558
Amortization of other intangible assets	2,556	2,465	10,253	8,811
Non-GAAP gross profit	53,933	47,044	208,295	172,941

GAAP operating income	15,732	10,225	57,488	45,003
Gross profit adjustments	5,269	5,671	20,451	16,967
Capitalization of software development	(2,256)	(1,604)	(7,911)	(5,798)
Amortization of other intangible assets	1,311	1,204	5,377	3,316
Stock-based compensation	1,274	1,240	4,801	3,987
Acquisition-related costs (*)	260	1,930	1,198	4,447
Non-GAAP operating income	21,590	18,666	81,404	67,922

GAAP net income attributable to Sapiens’ shareholders	13,665	8,319	47,171	33,775
Operating income adjustments	5,858	8,441	23,916	22,919
Tax effect on NON-GAAP adjustment	(1,842)	(2,299)	(5,550)	(4,735)
Non-GAAP net income attributable to Sapiens’ shareholders	17,681	14,461	65,537	51,959

Diluted earnings per share	0.32	0.27	1.18	1.00

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	55,626	54,541	55,561	52,159

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as tax, accounting and legal rendered until the acquisition date.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020

GAAP operating profit	15,732	10,225	57,488	45,003

Non-GAAP adjustments:
Valuation adjustment on acquired deferred revenue	629	1,275	2,519	1,598
Amortization of capitalized software	2,084	1,931	7,679	6,558
Amortization of other intangible assets	3,867	3,669	15,630	12,127
Capitalization of software development	(2,256)	(1,604)	(7,911)	(5,798)
Stock-based compensation	1,274	1,240	4,801	3,987
Compensation related to acquisition and acquisition-related costs	260	1,930	1,198	4,447

Non-GAAP operating profit	21,590	18,666	81,404	67,922

Depreciation	1,989	1,366	5,360	4,698

Adjusted EBITDA	23,579	20,032	86,764	72,620

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020

Revenues	119,854	118,442	115,036	110,222	102,936
Gross profit	53,933	53,413	51,720	49,229	47,044
Operating income	21,590	21,019	19,795	19,000	18,666
Adjusted EBITDA	23,579	22,144	20,920	20,120	20,032
Net income to Sapiens’ shareholders	17,681	16,976	15,975	14,908	14,461

Diluted earnings per share	0.32	0.31	0.29	0.27	0.27

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020

North America	48,872	48,952	46,767	44,754	47,303
Europe	62,416	59,707	59,718	57,642	49,225
Rest of the World	8,566	9,783	8,551	7,826	6,408

Total	119,854	118,442	115,036	110,222	102,936

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020

Cash-flow from operating activities	27,386	14,556	26,845	11,755	21,030
Increase in capitalized software development costs	(2,256)	(2,064)	(1,959)	(1,632)	(1,604)
Capital expenditures	(801)	(1,082)	(1,082)	(821)	(725)
Free cash-flow	24,329	11,410	23,804	9,302	18,701

Cash payments attributed to acquisition-related costs(*) (**)	407	477	-	1,280	2,363

Adjusted free cash-flow	24,736	11,887	23,804	10,582	21,064

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to payments on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	December 31,	December 31,
	2021	2020
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	190,243	152,561
Short-term bank deposit	20,000	30,000
Trade receivables, net and unbilled receivables	76,261	65,409
Other receivables and prepaid expenses	13,841	19,388
Total current assets	300,345	267,358

LONG-TERM ASSETS
Property and equipment, net	14,458	16,970
Severance pay fund	5,954	6,582
Goodwill and intangible assets, net	343,283	363,597
Operating lease right-of-use assets	43,665	54,390
Other long-term assets	7,288	5,264
Total long-term assets	414,648	446,803

TOTAL ASSETS	714,993	714,161

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	5,008	5,389
Current maturities of Series B Debentures	19,796	19,796
Accrued expenses and other liabilities	76,450	75,119
Current maturities of operating lease liabilities	10,827	9,924
Deferred revenue	39,614	34,548
Total current liabilities	151,695	144,776

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	78,986	98,676
Deferred tax liabilities	15,360	16,010
Other long-term liabilities	12,144	12,129
Long-term operating lease liabilities	38,751	48,773
Redeemable non-controlling interest	101	517
Accrued severance pay	9,236	9,586
Total long-term liabilities	154,578	185,691

EQUITY	408,720	383,694

TOTAL LIABILITIES AND EQUITY	714,993	714,161

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the twelve months ended December 31,
	2021	2020
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	47,322	34,157
Reconciliation of net income to net cash provided by operating activities:
Impairment of right of use asset	1,439	351
Depreciation and amortization	28,669	23,383
Accretion of discount on Series B Debentures	106	134
Capital loss from sale of property and equipment	(60)	44
Stock-based compensation related to options issued to employees	4,801	3,987

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net and unbilled receivables	(13,937)	(5,168)
Deferred tax liabilities, net	(1,902)	(16)
Other operating assets	17,743	(2,049)
Trade payables	(529)	(1,344)
Other operating liabilities	(8,415)	1,435
Deferred revenues	4,930	2,992
Accrued severance pay, net	375	349
Net cash provided by operating activities	80,542	58,255

Cash flows from investing activities:
Purchase of property and equipment	(3,786)	(2,633)
Proceeds from (Investment in) deposits	10,031	(30,397)
Proceeds from sale of property and equipment	1,111	12
Proceeds from restricted deposit used for completed acquisition	-	22,890
Net cash paid for acquisitions	831	(109,052)
Capitalized software development costs	(7,911)	(5,798)
Acquisition of intellectual property	(151)	(2,810)
Net cash provided by (used in) investing activities	125	(127,788)

Cash flows from financing activities:
Proceeds from employee stock options exercised	2,038	5,050
Distribution of dividend	(20,255)	(7,044)
Repayment of Series B Debenture	(19,796)	(9,898)
Issuance of Series B Debentures, net of issuance expenses	-	60,346
Receipt of short-term loan	-	20,000
Repayment of loan	-	(20,000)
Payment of contingent considerations	(926)	(538)
Acquisition of non-controlling interests	(990)	(147)
Dividend to non-controlling interest	(31)	-
Proceeds from issuance of ordinary shares, net of issuance expenses	-	108,737
Net cash provided by (used in) financing activities	(39,960)	156,506

Effect of exchange rate changes on cash and cash equivalents	(3,025)	(707)

Increase in cash and cash equivalents	37,682	86,266
Cash and cash equivalents at the beginning of period	152,561	66,295

Cash and cash equivalents at the end of period	190,243	152,561

Debentures Covenants

As of December 31, 2021, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures, based on having achieved the following in its consolidated financial results:

Covenant 1

●	Target shareholders’ equity (excluding non-controlling interest): above $120 million.

●	Actual shareholders’ equity (excluding non-controlling interest) equal to $406.5 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65%.

●	Actual ratio of net financial indebtedness to net capitalization equal to (36.78)%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

●	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to (1.27).